UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

PREVAIL THERAPEUTICS INC.

(Name of Subject Company (Issuer))

TYTO ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Class of Securities)

Anat Hakim

Senior Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$895,944,268.62	$97,747.52

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) an amount equal to the product of (i) $22.88, the average of the high and low sales prices per share of Prevail Therapeutics Inc. (“Prevail”) common stock, par value $0.0001 per share (each such share, a “Share”), on December 16, 2020, as reported by NASDAQ, and (ii) 40,899,855 Shares, which consist of (A) 34,248,033 Shares outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement) and (B) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than $22.50 (the “Closing Amount”), less (b) an amount equal to the product of (i) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than the Closing Amount and (ii) the weighted average exercise price for such options of $5.99 per Share. The calculation of the filing fee is based on information provided by Prevail as of December 14, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $97,747.52	Filing Party: Tyto Acquisition Corporation Eli Lilly and Company
Form or Registration No.: Schedule TO-T	Date Filed: December 22, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person CO

*

At the effective time of the Merger (as described in the Schedule TO), all outstanding shares of capital stock of Tyto Acquisition Corporation issued and outstanding immediately prior thereto were converted into an aggregate of 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock of Prevail Therapeutics Inc. Consequently, following the consummation of the Merger, Eli Lilly and Company became the owner of 100 shares of common stock of Prevail Therapeutics Inc., which represent the only outstanding capital of Prevail Therapeutics Inc.

1	Names of Reporting Persons TYTO ACQUISITION CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person CO

*

As a result of the termination of its corporate existence in connection with the Merger (as defined in the Schedule TO), Tyto Acquisition Corporation ceased to be the beneficial owner of any securities of Prevail Therapeutics Inc.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 22, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0001 per share (the “Shares”) of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of such contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern time, on January 21, 2021 (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 27,374,689 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 79.8% of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following consummation of the Offer, on January 22, 2021, Lilly completed its acquisition of Prevail pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Prevail, and without a meeting of stockholders of Prevail in accordance with Section 251(h) of the DGCL, with Prevail surviving as a wholly-owned subsidiary of Lilly. At the Effective Time, each outstanding Share (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time and (iii) Shares held by any stockholder who was entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares), was cancelled and converted into the right to receive the Offer Price from Purchaser.

Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on January 22, 2021, and will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by Lilly on January 22, 2021 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(B).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Eli Lilly and Company on January 22, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2021

Tyto Acquisition Corporation

By:	/s/ Kenneth L. Custer
Name: Kenneth L. Custer
Title: President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 22, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated December 22, 2020.*

(a)(5)(A)	Joint Press Release issued by Lilly and Prevail on December 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Lilly on December 15, 2020).*

(a)(5)(B)	Press Release issued by Eli Lilly and Company on January 22, 2021.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Prevail Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(2)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and OrbiMed Private Investments VI L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(3)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(4)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex IV to Exhibit 2.5 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(6)	Amended and Restated Mutual Confidentiality Agreement between Prevail and Lilly, dated October 1, 2020.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.